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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549

[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

        RALES                       MITCHELL                          P.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        2099 PENNSYLVANIA AVENUE, NW., 12/TH/ FLOOR
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                                   (Street)

        WASHINGTON, DC                                             20006-1813
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  DANAHER CORPORATION   (DHR)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------

4.  Statement for Month/Year   05/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director     X  Officer              X  10% Owner    ___ Other
    ---             ---                     ---
                  (give title below)                       (specify below)

                    Chairman of Executive Committee
    ----------------------------------------------------------------

 TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
             Owned

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of          2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   Security             action     action          or Disposed of (D)                Securities           ship          of In-
   (Instr. 3)           Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
                        (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                        Day/    -----------------------------------------------      End of               (D) or        ficial
                        Year)                                                        Month                Indirect      Owner-
                                 Code     V        Amount     (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                                (D)                                       (Instr. 4)    (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par
 value $.01 per
 share               05/03/2001   S             2,875,000 (1)    D     $54.00         2,292,162 (2)           D              -
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par                                                                                                    Through Equity
 value $.01 per                                                                                                      Group Holdings
 share                   -        -       -         -            -        -          14,314,888               I      LLC (3)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par                                                                                                    Through Equity
 value $.01 per                                                                                                      Group Holdings
 share                   -        -       -         -            -        -           5,000,000               I      II LLC (3)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par                                                                                                    Through Equity
 value $.01 per                                                                                                      Group Holdings
 share                   -        -       -         -            -        -          12,000,000               I      III LLC (3)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par                                                                                                    Through
 value $.01 per                                                                                                      Danahe
 share                   -        -       -         -            -        -              41,227               I      401k Plan
-----------------------------------------------------------------------------------------------------------------------------------

(1) The shares sold by the Reporting Person were distributed by Equity Group Holdings LLC to the Reporting Person prior to the sale by the Reporting Person. These shares had previously been reported as an indirect holding by the Reporting Person.
(2) Includes shares pledged as collateral to secure a loan of shares to the Reporting Person.
(3) Mitchell P. Rales and his brother, Steven M. Rales, are the sole members of Equity Group Holdings LLC, Equity Group Holdings II LLC and Equity Group Holdings III LLC.

Reminder: Report on a seperate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Response)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of    8. Price      9. Number      10. Owner-    11. Nature of
                                 cisable and       Underlying Securities     of            of Deriv-       ship          Indirect
                                 Expiration        (Instr. 3 and 4)          Deriv-        ative           Form          Bene-
                                 Date                                        ative         Secur-          of De-        ficial
                                 (Month/Day/                                 Secur-        ities           rivative      Owner-
                                 Year)                                       ity           Bene-           Security      ship
                                                                             (Instr. 5)    ficially        Direct        (Instr. 4)
                               ----------------------------------------                    Owned           (D) or
                               Date     Expira-              Amount or                     at End          Indirect
                               Exer-    tion    Title        Number of                     of              (I)
                               cisable  Date                 Shares                        Month           (Instr. 4)
                                                                                           (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             /s/ Mitchell P. Rales                  06/08/2001
          -------------------------------
          **Signature of Reporting Person              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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